Exhibit 99.1

Ituran Location and Control Ltd. Announces Exercise of Underwriters’
Overallotment Option to Purchase 520,000 Ordinary Shares
From the Company and Certain Selling Shareholders

Azour, Israel, October 30, 2005 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that the underwriters of its initial public offering, which priced on September 27, 2005, have exercised their option to acquire an additional 520,000 ordinary shares from the company and certain selling shareholders. The net proceeds to the company and certain selling shareholders from the sale of the additional shares are expected to be $6,320,600. The closing of the sale of the additional shares is scheduled to take place on November 1, 2005.

UBS Securities LLC is acting as the sole book-running manager and JP Morgan is acting as joint lead manager. William Blair & Company and C.E. Unterberg, Towbin, LLC are acting as co-managers.

Copies of the final prospectus relating to the offering may be obtained from UBS Securities LLC, Prospectus Department, 299 Park Avenue, New York, NY 10171.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Ituran Location and Control Ltd. provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, management and control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes, including automatic meter reading, electronic toll collection, electronic security seals and electronic weigh stations. Visit the Ituran website at http://www.ituran.com.

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Contact:
Eyal Sheratzky
Co-CEO
+972 3 5571777
eyal_s@ituran.com